

Mail Stop 4628

February 11, 2019

Via E-mail
Takeshi Idezawa
Chief Executive Officer
Line Kabushiki Kaisha
JR Shinjuku Miraina Tower, 23rd Floor
4-1-6 Shinjuku
Shinjuku-ku, Tokyo, 160-0022, Japan

> **Re:    Line Kabushiki Kaisha**
> **20-F for Fiscal Year Ended December 31, 2017**
> **Filed March 30, 2018**
> **File No. 1-37821**

Dear Mr. Idezawa:

We refer you to our comment letter dated December 21, 2018 regarding business contacts with Sudan and Syria.  We have completed our review of this subject matter.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc:    Barbara Jacobs
Assistant Director
Division of Corporation Finance

Ji Hyun Shin
Line Kabushiki Kaisha

Jinduk Han
Cleary Gottlieb Steen & Hamilton LLP